Exhibit 99.7
CERTIFICATION PURSUANT TO
18 U.S.C. §1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
In connection with the Annual Report of West Fraser Timber Co. Ltd. (the “Company”) on Form 40-F for the period ended December 31, 2022 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Christopher A. Virostek, Senior Vice-President, Finance and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:
(1)The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
(2)The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.
February 14, 2023

By:	/s/ Christopher A. Virostek
Christopher A. Virostek Senior Vice-President, Finance and Chief Financial Officer (Principal Financial Officer)
A signed original of this written statement required by Section 906 has been provided to West Fraser Timber Co. Ltd. and will be retained by West Fraser Timber Co. Ltd. and furnished to the Securities and Exchange Commission or its staff upon request.